Exhibit (a)(3)

November 3, 1999

TO:        UNIT HOLDERS OF RESOURCES ACCRUED MORTGAGE INVESTORS L.P. - Series 86

SUBJECT:   OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer"), The Purchasers are offering to purchase any and all outstanding Units of limited partnership interest (the "Units") in RESOURCES ACCRUED MORTGAGE INVESTORS L.P. - Series 86, a Delaware limited partnership(the "Partnership") at a purchase price equal to:

                                  $15 per Unit

The Purchasers are in the business of acquiring real estate securities such as units of the Partnership with the view of holding such securities for the long term. Management of the Partnership has given no indication of when and if the Partnership may liquidate and make distributions to partners, so the Purchasers assume that the assets will be held and operated for the indefinite future, at least for the next several years. Based upon the limited amount of information available to the Purchasers, we believe that the prospects for long term appreciation of the Partnership's assets is good, and because the Purchasers are prepared to hold the Units indefinitely, we believe that units in the Partnership represent an attractive investment.

         We recognize that partners in the Partnership may not wish to hold their investment for an indefinite period in order to realize a higher value than the $15 we are offering. If you count yourself in this group, please avail yourself of the opportunity to sell.

The Purchasers are interested in owning any or all of the assets in the Partnership. In the month of October, we contacted the general partners of the Partnership indicating that we were interested in purchasing the entire
Partnership and orally offered to purchase the general partner interest in conjunction with an offer to all partners to purchase their units.

         In spite of our offer to work with the existing general partners towards the ultimate liquidation of the Partnership's properties at values well above those values previously estimated by the general partners, the general partners advised us that they had no interest in entertaining any offer, and we received no response to our written proposal.

Thus, the Purchasers have determined that we must go directly to the investors to allow the Partners to determine for themselves whether they would like to liquidate their investment now rather than at some unknown point in the future chosen at the discretion of the general partners. The general partner advised us that they believe they are doing a good job managing the assets, though they have failed to make regular distributions to Partners and have given no indication as to when they might wind up the business of the Partnership and liquidate.

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in RESOURCES ACCRUED MORTGAGE INVESTORS L.P. - Series 86 without the usual transaction costs associated with market sales or partnership transfer fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (the purple form) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                           MacKenzie Patterson, Inc.,
                               1640 School Street
                            Moraga, California 94556
                            Telecopy: (925) 631-9119

     If you have any questions or need assistance, please call the Depository at 800-854-8357.

              This Offer expires (unless extended) December 3, 1999

                                        2